Exhibit 99.93

Media Release

FOR IMMEDIATE RELEASE

New Preclinical Studies Reinforce the Potential for Heightened Anti-Cancer
Activity of Combination Therapies Based on Immunovaccine’s Proprietary
Delivery Platform

Preclinical Data Presented at AACR Highlight the Novel Mechanism of Action
Underscoring the Company’s T cell-Activating Technology

Halifax, Nova Scotia; April 16 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that it presented new research on its T-cell activating platform at the American Association for Cancer Research (AACR) Annual Meeting 2018.

In collaboration with Incyte Corporation, researchers presented a poster supporting the enhanced anti-cancer immune responses from the combination of Immunovaccine’s proprietary T cell activating technology and Incyte’s IDO1 inhibitor program. A second poster analyzed the novel capability, as compared to other formulation technologies, of Immunovaccine’s delivery technology to combine a large range of anti-cancer peptides into a single formulation.

“This is important data for our Company as it further indicates the potential of our collaborative work, including our ongoing program with Incyte, to provide heightened T cell infiltration and overall anti-cancer immune responses,” said Frederic Ors, Chief Executive Officer, Immunovaccine. “Our data at AACR continues to demonstrate that our novel mechanism of action may hold the key to bridging the gap between in vivo therapies that can elicit T cell activation, and immune responses that can trigger disease regression. We look forward to continued work on these important programs.”

In the poster, “Combination of a T cell activating immunotherapy with immune modulators alters the tumour microenvironment and promotes more effective tumour control in preclinical models,” researchers presented new preclinical analysis on the combination of Immunovaccine’s DPX-based therapies, Incyte’s epacadostat, and low-dose cyclophosphamide in tumor models. As part of the analysis, researchers also examined the potential for heightened tumor response from T cell infiltration in the tumour microenvironment. The study indicated that the triple combination immunotherapy demonstrated a significant delay in tumour progression. Analysis of the T cells suggested that other immune modulating therapies, such as checkpoint inhibitors, could further enhance tumour control.

Related to Immunovaccine’s neoepitope program, researchers presented the poster, “A novel delivery platform containing up to 25 neoantigens can induce robust immune responses in a single formulation.” This study investigated the effects on immune response when formulating a broad range of peptides across multiple delivery technologies, including the Company’s proprietary formulation. The study indicated that Immunovaccine’s novel technology could incorporate at least 25 neo-antigens into a single formulation, which generated strong CD8+ T cell responses, in excess of those induced by other formulations.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine develops T cell-activating cancer immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology provides controlled and prolonged exposure to a broad range of immunogenic stimuli. Immunovaccine has advanced two T cell-activating therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing its lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of its platform, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of them will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

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